EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	YTD 9/30/06	YTD 12/31/05	YTD 12/31/04	YTD 12/31/03	YTD 12/31/02	YTD 12/31/01
FIXED CHARGES:
Interest on deposits	$950,725	$624,590	$303,045	$320,689	$458,287	$705,886
Interest on borrowings	787,161	705,908	516,282	403,434	441,637	462,307
Preference Security Dividends	—	—	—	—	—	—
Accretion of debt premium and issuance expense	8,227	9,296	9,622	5,543	8,295	6,041
Portion of rent expense representative of interest	28,650	39,644	45,574	47,280	51,002	51,306

Total Fixed Charges including deposit interest	1,774,763	1,379,438	874,523	776,946	959,221	1,225,540
Total Fixed Charges excluding deposit interest	824,038	754,848	571,478	456,257	500,934	519,654

EARNINGS:
Income before taxes	274,181	892,120	581,222	554,899	466,555	139,870

Minority interest expense (Grossed up for taxes)	(18,756)	(30,620)	(28,200)	(30,110)	(30,880)	(25,577)
Less: Preference Security Dividends	—	—	—	—	—	—
Minority interest expense (pre-tax)	18,220	23,208	22,006	21,805	22,635	21,362
Total fixed charges including deposit interest	1,774,763	1,379,438	874,523	776,946	959,221	1,225,540

Total earnings including deposit interest in fixed charges	2,048,408	2,264,145	1,449,551	1,323,541	1,417,532	1,361,195
Less: Deposit interest	(950,725)	(624,590)	(303,045)	(320,689)	(458,287)	(705,886)

Total earnings excluding deposit interest in fixed charges	1,097,683	1,639,555	1,146,506	1,002,852	959,245	655,309

RATIOS OR DEFICIENCY:
Earnings/fixed charges

Including interest on deposits	1.15	1.64	1.66	1.70	1.48	1.11
Excluding interest on deposits	1.33	2.17	2.01	2.20	1.91	1.26

Deficiency in earnings to fixed charges including deposits	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency in earnings to fixed charges excluding deposits	N/A	N/A	N/A	N/A	N/A	N/A